Exhibit 11

CORTLAND BANCORP AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Years ended December 31,}

	2000	1999	1998

Weighted Average common shares outstanding	3,825,024	3,824,188	3,774,501

Net Income ($000 Omitted)	$5,110	$4,862	$4,816

Basic Earnings per share	$1.34	$1.27	$1.27

Diluted Earnings per share	$1.34	$1.27	$1.27

      Average shares outstanding and earnings per share have been restated to give retroactive effect to the 3% stock dividends paid as of January 1, 2001, 2000 and 1999.

      More information regarding earnings per share is set forth in the Corporation’s 2000 Annual Report to Shareholders, Page 11, Per Share Amounts, and is incorporated herein by reference.